Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

July 26, 2006

Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Splinternet Holdings, Inc.
Registration Statement on Form SB-2/A
Filed on July 12, 2006
File No. 333-134658

Dear Mr. McTiernan:

This letter is in response to the comments contained in the Staff’s letter to James C. Ackerly, dated July 19, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

General

1. We note your response to Comment 1. Please provide us with a detailed legal analysis whereby you determined that the reincorporation in Delaware while concurrently changing your corporate structure nonetheless is exempt from registration pursuant to Rule 145(a)(2) of the Securities Act. We note your statement that the share exchange was effected “for the primary purpose of changing the company’s domicile to Delaware,” whereas Rule 145(a)(2) states that the purpose of the exchange be for the “sole purpose” of changing the issuer’s domicile within the United States. In this regard, plase also refer to Manual of Publicly Available Telephone Interpretations, July 1997, Securities Act Rules, #27, available on the Commission’s website at www.sec.gov.

Our response to this item, following discussions with the Staff, is contained in separate correspondence being filed contemporaneously with this filing.

Management’s Discussion and Analysis
Operating Revenues - page 7

2. We have reviewed the revision that you made in response to our prior comment 5. It is still not clear whether the revenues from “other existing customers” are only for hosting. The sentence which begins “Regardless…” seems to imply that revenues from the other customers would be sufficient to make up for the loss of Contelca. Please revise your disclosure to clarify.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Risk Factors - page 10
Loss of our largest customer could result in a substantial decrease in revenues - page 11

3. We note your response to Comment 6. Because your ability to forecast revenues from Contelca appears uncertain, please revise to remove the third and fourth sentences from paragraph one, as they appear to be mitigating language essentially contradicted by disclosure in the paragraph that follows.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, /s/ James C. Ackerly Splinternet Holdings, Inc.

cc:	Paul Fischer